File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
TABLE OF CONTENTS

EXHIBITS:
23.1 Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Participants of the
McKesson Corporation Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of McKesson Corporation Profit-Sharing Investment Plan (the "Plan") as of March 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of March 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

San Francisco, California
September 21, 2015

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	March 31,
	2015			2014
	Participant- Directed	Non-Participant Directed	Plan Total	Participant- Directed	Non-Participant Directed	Plan Total
ASSETS
Cash and Cash Equivalents	$—	$7,285	$7,285	$—	$6,158	$6,158
Investments at Fair Value:
Mutual funds	—	—	—	107,582	—	107,582
Fidelity BrokerageLink	224,960	—	224,960	203,150	—	203,150
Common/collective trusts	1,808,939	—	1,808,939	1,370,090	—	1,370,090
Separately managed accounts	732,216	—	732,216	662,322	—	662,322
BNY Mellon Stable Value Portfolio	250,161	—	250,161	242,692	—	242,692
McKesson Corp. common stock:
Employer Stock Fund	—	831,913	831,913	—	733,439	733,439
Employee Stock Fund	294,797	—	294,797	221,170	—	221,170
Total Investments at Fair Value	3,311,073	831,913	4,142,986	2,807,006	733,439	3,540,445
Receivables:
Notes receivable from participants	47,984	—	47,984	44,759	—	44,759
Employer contributions	5,806	—	5,806	3,956	—	3,956
Due from broker for securities sold	—	1	1	—	94	94
Total Receivables	53,790	1	53,791	48,715	94	48,809
Total Assets	3,364,863	839,199	4,204,062	2,855,721	739,691	3,595,412

LIABILITIES
Accrued other	—	405	405	275	213	488
Total Liabilities	—	405	405	275	213	488

Net Assets Available for Benefits at Fair Value	3,364,863	838,794	4,203,657	2,855,446	739,478	3,594,924
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,011)	—	(6,011)	(3,348)	—	(3,348)
Net Assets Available for Benefits	$3,358,852	$838,794	$4,197,646	$2,852,098	$739,478	$3,591,576

See Financial Notes

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended March 31,
	2015			2014
	Participant- Directed	Non-Participant Directed	Plan Total	Participant- Directed	Non-Participant Directed	Plan Total
INVESTMENT INCOME
Net appreciation in fair value of investments	$266,131	$193,106	$459,237	$409,006	$304,763	$713,769
Dividends and interest	23,283	3,737	27,020	22,603	4,070	26,673
Total Investment Income	289,414	196,843	486,257	431,609	308,833	740,442

SECURITIES LITIGATION SETTLEMENT PROCEEDS	—	—	—	1,120	—	1,120
CONTRIBUTIONS
Participants	185,472	—	185,472	166,636	—	166,636
Employer	81,420	—	81,420	71,124	—	71,124
Total Contributions	266,892	—	266,892	237,760	—	237,760

DEDUCTIONS
Benefits paid to participants	281,514	65,266	346,780	249,912	52,372	302,284
Administrative expenses	944	101	1,045	971	61	1,032
Total Deductions	282,458	65,367	347,825	250,883	52,433	303,316

Increase in Net Assets Before Transfers and Mergers	273,848	131,476	405,324	419,606	256,400	676,006
Transfers to participant-directed investments	32,160	(32,160)	—	34,021	(34,021)	—
Merger of net assets from other plans	200,746	—	200,746	31,097	—	31,097
Increase in Net Assets	506,754	99,316	606,070	484,724	222,379	707,103
Net Assets Available for Benefits at Beginning of Year	2,852,098	739,478	3,591,576	2,367,374	517,099	2,884,473
Net Assets Available for Benefits at End of Year	$3,358,852	$838,794	$4,197,646	$2,852,098	$739,478	$3,591,576
See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES

1. Plan Description
The following description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees or are casual or temporary employees who have completed a year of service in which they worked at least 1,000 hours in a year at McKesson Corporation (the “Company” or “McKesson” or “Plan Sponsor”) or a participating subsidiary, except seasonal and collectively bargained employees (unless the collective bargaining agreement provides for participation). The Plan year is April 1 through March 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company controls and manages the operation and administration of the Plan.
Fidelity Management Trust Company (“Fidelity”) is the trustee and record-keeper of the Plan.
The Plan is comprised of participant-directed and non-participant directed investments, as described below:
A.    Participant-Directed Investments
Contributions: The Plan qualifies as a safe harbor plan as described in Internal Revenue Code (the “Code”) Sections 401(k) (12) and 401(m) (11). Participants may make pre-tax and/or Roth 401(k) contributions from 1% to 75% of eligible pay, limited to $18,000 and $17,500 for calendar years 2015 and 2014, respectively. Participants 50 years of age or older may also elect to make additional pre-tax and/or Roth 401(k) catch-up contributions of up to 75% of pay, limited to $6,000 and $5,500 for calendar years 2015 and 2014, respectively. Total employer and employee contributions are limited to the lesser of $53,000 and $52,000 for the Plan years ended March 31, 2015 and 2014, respectively, or 100% of taxable compensation. Participants may also contribute amounts representing distributions from other eligible retirement plans.
Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the contributions and an allocation of earnings and charged with withdrawals and an allocation of losses and administrative expenses paid by the Plan. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon separation from employment based upon the vested portion of the participant's account.
Vesting: Participant contributions and earnings are 100% vested at all times.
Investment Options: Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investment options offered under the Plan and change their investment options at any time. At March 31, 2015, the Plan allows participants to direct their accounts into any one or combination of the following investment options:

•
PSIP International Equity Portfolio is comprised of two common/collective trusts at March 31, 2015: 20% of the portfolio is invested in the Eaton Vance Parametric Emerging Markets Equity Commingled Fund and 80% of the portfolio is invested in the Fidelity® Diversified International Commingled Pool, which replaced the Fidelity Diversified International Fund - Class K (KDIKX) Mutual Fund during the year ended March 31, 2015.

•	Fidelity BrokerageLink is an investment option that provides access to a self-directed brokerage account.

•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the return of the Barclays Capital U.S. Aggregate Bond Index. This is a common/collective trust.

•	SSgA S&P 500 Index Fund is a commingled pool that seeks to provide investment results that correspond to the return of the S&P 500 Index. This is a common/collective trust.

•
Vanguard Target Retirement Trusts are 12 commingled pool options designed for investors expecting to retire around the year indicated in each option’s name. The trusts, which are the Plan’s default investment options, are managed to gradually become more conservative over time. These options are common/collective trusts.

•	Fisher Investments Small Cap Value Portfolio invests primarily in stocks of value companies that are part of the Russell 2000 Value Index. This is a separately managed account.

•
PSIP Small Cap Growth Portfolio invests primarily in smaller growth U.S. companies that demonstrate the potential to meet certain strategic growth expectations as established by Weatherbie Capital, LLC, the investment manager. This is a separately managed account.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

•
Dodge & Cox Large Cap Value Portfolio primarily invests in the stock of large companies where the fund manager believes the long-term earnings prospects are not reflected in the current prices. This is a separately managed account.

•
PSIP Large Cap Growth Portfolio is comprised of two separately managed accounts which invest primarily in the stock of large U.S. companies - 65% of the portfolio is managed by J.P. Morgan Asset Management, and 35% is managed by Brown Advisory.

•
BNY Mellon Stable Value Portfolio (the “Stable Value Portfolio”) invests in fixed income investments, insurance wrap contracts, and guaranteed investment contracts (“GICs”). This is a separately managed account.

•
McKesson Employee Stock Fund (the “Employee Stock Fund”) primarily represents investments in Company common stock with participant contributions and transfers from the McKesson Employer Stock Fund. See description of McKesson Employer Stock Fund in Section B, Non-Participant Directed Investments.

Loans: Participants may apply for one loan from the Plan at a time. The total amount loaned to an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 less the participant's highest outstanding loan balance under the PSIP in the 12 months preceding the loan date, or (iii) the value of the participant’s account attributable to pre-tax, Roth, after-tax, catch-up, and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Loan interest rates ranged from 4.25% to 10.50% at March 31, 2015 and 2014. Generally, loans may be repaid over a period not to exceed five years, except for residential home loans, which may be repaid over a term not to exceed ten years. Certain loans under qualified plans of acquired companies that were merged into the Plan may have longer repayment terms. Principal repayments and interest are paid through payroll deduction. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made by electronic fund transfer or check. Notes receivable from participants totaled $47,984,000 and $44,759,000 at March 31, 2015 and 2014, respectively.
Payment of Benefits: Participants have the right to receive a full or partial distribution of their vested PSIP account balance at the time of retirement, death, disability, or termination of employment. In general, when requested by a participant, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind in the form of McKesson common stock and/or in the form of installments. The Plan also provides for in-service withdrawals on account of financial hardship or attainment of age 59½. In service distributions cannot exceed a participant's vested account balance less applicable tax withholdings and penalties. Former employees may remain participants in the Plan and continue directing their investments without taking a distribution until age 70½.
Transfers from Other Qualified Plans: During the year ended March 31, 2015, $200,746,000 of net assets from the PSS World Medical, Inc. Savings Plan was merged into the PSIP. PSS World Medical, Inc., the sponsor of the PSS World Medical, Inc. Savings Plan, was acquired by McKesson in February 2013. During the year ended March 31, 2014, net assets from the MED3000 401(k) Plan totaling $31,097,000 were merged into the Plan. MED3000 Group, Inc., the sponsor of the MED3000 401(k) Plan, was acquired by McKesson in 2012.
B.    Non-Participant Directed Investments
General: The McKesson Employer Stock Fund consists of an Employee Stock Ownership Plan (“ESOP”) with shares of McKesson common stock that were allocated to participants through employer matching contributions made prior to April 2009 and not yet directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company has the ability to direct contributions into this fund. Participants have the ability to transfer contributions from this fund to participant-directed investments, including the Employee Stock Fund. Total transfers to participant-directed investments for the years ended March 31, 2015 and 2014 were $32,160,000 and $34,021,000, respectively.
On October 9, 2009, the Plan received its share of the Consolidated Securities Litigation Action settlement proceeds as described in Note 7. Approximately $77 million of the proceeds was attributable to unallocated shares (the “Unallocated Proceeds”) of McKesson common stock held by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was a reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class-holding period and not a contribution made by the Company to the Plan or ESOP. In accordance with Plan terms, in April 2010, the entire $77 million of Unallocated Proceeds was allocated to all current Plan participants to fulfill the Plan’s obligation for the year. Of the $77 million in Unallocated Proceeds, the Plan allocated $51 million to the ESOP as a matching contribution and $26 million as a discretionary contribution. In October 2011, the Plan received and allocated $1 million to participant-directed accounts.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

In October 2013, the Plan received and allocated to participant-directed accounts an additional $1,120,000 in residual settlement proceeds. There were no settlement proceeds received by the Plan during the year ended March 31, 2015.
C.    Other
Employer Matching Contributions to Participant Accounts: Each pay period, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the first 3% of pay contributed as elective deferrals to the Plan and 50% of the next 2% of pay contributed as elective deferrals to the Plan. An additional annual matching contribution may be allocated to Plan participants at the discretion of the Company. The Plan also provides for a true-up matching employer contribution in an amount equal to the difference between (1) a participant’s matching contributions determined based on the participant’s compensation and eligible contributions for the entire Plan year and (2) the amount of the participant’s matching contributions actually contributed to the Plan for the Plan year. Employer matching contributions were $81,420,000 and $71,124,000 for the years ended March 31, 2015 and 2014, respectively.
Vesting: In general, for the Plan years ended March 31, 2015 and 2014, employer contributions were 100% vested immediately. Dividends automatically reinvested in McKesson common stock are also 100% vested at all times.
Certain participants from plans that were merged into the Plan may receive employer contributions that maintain their original vesting schedules.
Forfeitures: A rehired employee who has met certain levels of service prior to termination may be entitled to have previously forfeited amounts in the PSIP reinstated. Each Plan year, forfeited amounts are used to reinstate previously forfeited amounts of rehired employees, to pay other Plan administrative expenses, or to reduce employer contributions.
For the years ended March 31, 2015 and 2014, forfeitures from non-vested accounts of $107,000 and $34,000, respectively, were utilized to reduce employer contributions. At March 31, 2015 and 2014, forfeited non-vested accounts were $121,000 and $109,000, respectively.
Diversification out of McKesson Employer Stock Fund and McKesson Employee Stock Fund: Participants may divest their accounts of McKesson common stock and invest in other investment funds at any time without restriction.
Payment of Benefits: Distributions are made only upon a participant’s retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company and its affiliates. Distributions are made in cash, or if a participant elects a distribution in-kind, in the form of Company common stock plus cash for any fractional share.
McKesson Employer Stock Fund: The following is information regarding the allocated shares of McKesson common stock, at fair value, held as of March 31 (in thousands):

2015			2014
Number of Shares	Cost Basis	Fair Value of Shares	Number of Shares	Cost Basis	Fair Value of Shares
3,678	$133,179	$831,913	4,154	$150,359	$733,439
The per share fair value of McKesson common stock at March 31, 2015 and 2014 was $226.20 and $176.57, respectively.
2. Significant Accounting Policies
Basis of Accounting: The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

Cash and Cash Equivalents: The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan maintains various investment options including mutual funds, Fidelity BrokerageLink, common/collective trusts, separately managed accounts, BNY Mellon Stable Value Portfolio, and McKesson common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value or Net Asset Value ("NAV") as a practical expedient for fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the NAV of shares held by the Plan at year-end. Investments entered into through Fidelity BrokerageLink are primarily stated at quoted market prices. Investments in common/collective trusts are stated at NAV. Interests in separately managed accounts are valued based on the underlying net assets, which are actively traded and primarily valued using quoted market prices.
Within the BNY Mellon Stable Value Portfolio, traditional GICs are stated at estimated fair value using discounted cash flows. Fixed maturity synthetic GICs, constant duration synthetic GICs, and separate account GICs are stated at estimated fair value based on the fair values of their underlying fixed income assets. Short term investment funds (“STIF”) represent a fund’s cash balance equal to NAV at $1, the face value of cash.
Shares of McKesson common stock are valued at quoted market prices on March 31, 2015 and 2014. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as a reduction of net appreciation in fair market value of investments. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activities are recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses: Administrative expenses of the Plan are paid by the Plan. The Company, in its discretion, may pay all, a portion, or none of such expenses from time to time.
Benefits: Benefits are recorded when paid.
Notes Receivable: Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
New Accounting Pronouncements: In July 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which amends Accounting Standards Codification (“ASC”) 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. Part I and Part II of the ASU simplify financial reporting requirements for benefit plans by eliminating or reducing certain investment disclosures. Part III provides an alternative method for measuring investments for plans having fiscal year-ends that do not fall on a month-end date. The new guidance is effective for reporting periods beginning after December 15, 2015 and shall be applied retrospectively for Part I and Part II and prospectively for Part III. Only Part I and Part II are applicable to the Plan. Upon adoption, the amended guidance is expected to have an impact on certain investment disclosures and no impact on net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement. Under this ASU, the carrying values of investments measured using the NAV per share practical expedient are no longer required to be categorized within the fair value hierarchy. The ASU also eliminates certain disclosure requirements for investments that are eligible for fair value measurement using the NAV per share practical expedient. The new guidance is effective for reporting periods beginning after December 15, 2016 and shall be applied retrospectively. Upon adoption, the amended guidance is expected to have a limited impact on certain fair value disclosures and no impact on net assets available for benefits.
3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2015	2014
McKesson Corporation Stock (Employer and Employee Stock Fund) *	$1,126,710	$954,609
SSgA S&P 500 Index Fund	471,335	422,815
Dodge & Cox Large Cap Value Portfolio **	274,198	259,856
BNY Mellon Stable Value Portfolio **	250,161	242,692
PSIP Large Cap Growth Portfolio **	243,439	209,111
Fidelity BrokerageLink **	224,960	203,150

* Non-participant directed and participant-directed
** None of the underlying investments in the account exceed 5% of net assets available for benefits
The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions with the objective of providing participants a stable return on investment and protection of principal from changes in market interest rates.
Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The traditional GIC crediting rate is based upon the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract.

Separate account GICs are group annuity contracts that pay a rate of return that is reset periodically (typically quarterly), offer book value accounting, and provide benefit responsiveness for participant-directed withdrawals. The crediting rate reflects the experience of assets that are separated from the insurance company’s general account assets. The liabilities associated with an insurance company separate account are paid from the assets held in that separate account. The insurance company’s general account assets back the separate accounts to fulfill separate account obligations. Separate account assets cannot be used to satisfy general account liabilities. The fair value of the wrap contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees.  The replacement fees are determined by a pricing matrix that incorporates the current underwriting standards used by issuers.
Fixed maturity synthetic GICs consist of an asset or pool of assets that are owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit-responsive payments will be made for participant-directed withdrawals.
Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value payments will be made for participant-directed withdrawals.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

The fixed maturity synthetic and constant duration synthetic GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both fixed maturity synthetic and constant duration synthetic GICs, the fair values of wrap contracts provided by issuers are valued using the combination of a cost and income approach. The methodology uses the cost approach to determine the replacement value of each contract based on a pricing matrix at March 31, 2015 and 2014. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees and the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees.
The initial crediting rates for both the fixed maturity synthetic and constant duration synthetic GICs are established based on the market interest rates at the time the initial asset is purchased and are guaranteed to have an interest crediting rate of not less than zero percent. The fixed maturity synthetic GIC crediting rate is set at the start of the contract and typically resets on a quarterly basis. The constant duration synthetic GIC crediting rate resets every quarter based on the contract value, the market yield to maturity, the market value, and the average duration of the underlying assets. The crediting rate for constant duration synthetic GICs aims at converging the contract value with the market value; therefore, it will be affected by interest rate and market changes.
It is probable that withdrawals and transfers resulting from the following events will limit the ability of the portfolio to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants, should any of the following occur:

•	Employer-initiated events — events within the control of the Plan or the Plan Sponsor which would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or Plan
Issuers may terminate the GICs and settle at other than contract value if there is a change in the qualification status of employer or Plan, a breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The average yield of the entire Stable Value Portfolio based on actual earnings was 2.08% and 2.00% at March 31, 2015 and 2014, respectively. The average yield of the portfolio based on the interest rate credited to participants was 2.01% and 1.89% at March 31, 2015 and 2014, respectively. To calculate the yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.
As required by ASC 962-325-35, Plan Accounting – Defined Contribution Pension Plans, the Stable Value Portfolio is presented in the Statements of Net Assets Available for Benefits at fair value in the investments total and adjusted to contract value in determining the net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

The portfolio holdings in the BNY Mellon Stable Value Portfolio as of March 31 are shown below (in thousands):

	2015
	Rating S&P/Moody’s *	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash/Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$6,065	$—	$—
Traditional GIC:
Metropolitan Life Insurance Company	AA-/Aa3	4,037	—	(3)
Fixed Maturity Synthetic GIC:
American General Life	AA+/Aaa	24,978	(15)	(183)
Constant Duration Synthetic GIC:
Pacific Life	AA/Aa2	52,154	17	(1,792)
RGA Reinsurance Company	AA/Aa2	21,200	—	(587)
Prudential	AA/Aa1	53,873	19	(1,840)
Transamerica Premier Life	AA/Aa2	45,013	(30)	(855)
Separate Account GIC:
New York Life	AA+/Aaa	21,892	—	(593)
Voya Retirement Insurance & Annuity Company	A/A2	20,958	—	(158)
Total		$250,170	$(9)	$(6,011)

	2014
	Rating S&P/Moody’s *	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Cash/Cash Equivalents:
Fidelity Management Trust Company (STIF)	Cash/Cash	$4,376	$—	$—
Traditional GIC:
Metropolitan Life Insurance Company	AA-/Aa3	4,034	—	—
Fixed Maturity Synthetic GIC:
American General Life	AA+/Aaa	21,657	(19)	(287)
Constant Duration Synthetic GIC:
Pacific Life	AA/Aa2	50,362	—	(1,228)
RGA Reinsurance Company	AA/Aa2	15,517	(5)	(356)
Prudential	AA/Aa1	61,524	—	(897)
Monumental Life (Aegon)	AA/Aa2	43,480	(45)	(151)
Separate Account GIC:
ING Life & Annuity Company	A-/A3	20,573	—	(42)
New York Life	AA+/Aaa	21,238	—	(387)
Total		$242,761	$(69)	$(3,348)

* Ratings represent those of the issuer in the case of traditional GICs and separate account GICs or a weighted average of the credit ratings of the underlying assets held in the case of fixed maturity synthetic GICs and constant duration synthetic GICs.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

During the years ended March 31, 2015 and 2014, the Plan’s net appreciation/(depreciation) in fair value of investments (including gains and losses on investments bought and sold as well as held during the year) was as follows (in thousands):

	2015	2014
Mutual funds *	$6,498	$14,724
Fidelity BrokerageLink	4,775	16,090
Common/collective trusts *	129,469	169,763
Separately managed accounts	60,875	125,654
BNY Mellon Stable Value Portfolio	885	(1,057)
McKesson Common Stock:
Employer Stock Fund **	193,106	304,763
Employee Stock Fund	63,629	83,832
Total	$459,237	$713,769

* The PSIP International Equity Portfolio mutual fund, which represented 80% of the PSIP International Equity Portfolio at March 31, 2014, was replaced by a common/collective trust in July 2014.
** Non-participant directed
4. Fair Value Measurement
Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
In addition to determining fair value, the Plan is required to establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 —	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 —
quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means;

Level 3 —	unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31 (in thousands):

	2015
	Total	Level 1	Level 2
Fidelity BrokerageLink:
Mutual funds	$150,623	$150,623	$—
Common and preferred stock	70,068	70,068	—
Fixed income investments	2,092	—	2,092
Other	2,177	1,768	409
Common/collective trusts *	1,808,939	—	1,808,939
Separately managed accounts:
Mutual funds	15,907	15,907	—
Common and preferred stock	716,309	716,309	—
BNY Mellon Stable Value Portfolio	250,161	—	250,161
McKesson common stock funds	1,126,710	1,126,710	—
Total	$4,142,986	$2,081,385	$2,061,601

	2014
	Total	Level 1	Level 2
Mutual funds *	$107,582	$107,582	$—
Fidelity BrokerageLink:
Mutual funds	146,978	146,978	—
Common and preferred stock	50,782	50,782	—
Fixed income investments	3,033	—	3,033
Other	2,357	2,016	341
Common/collective trusts	1,370,090	—	1,370,090
Separately managed accounts:
Mutual funds	16,485	16,485	—
Common and preferred stock	645,837	645,837	—
BNY Mellon Stable Value Portfolio	242,692	—	242,692
McKesson common stock funds	954,609	954,609	—
Total	$3,540,445	$1,924,289	$1,616,156

* The PSIP International Equity Portfolio mutual fund, which historically represented 80% of the PSIP International Equity Portfolio, was $107,582,000 at March 31, 2014 and was classified as a level 1 asset. In July 2014, the entire PSIP International Equity Portfolio mutual fund of $116,699,000 was replaced by a common/collective trust. The PSIP International Equity Portfolio common/collective trust is classified as a level 2 asset at March 31, 2015.

For the years ended March 31, 2015 and 2014, there were no investments classified as level 3 nor were there any significant transfers in or out of levels 1, 2, or 3. Below is a description of the valuation methodologies used for the fair value measurements.
Mutual funds are publicly traded investments which are valued using a NAV. The NAV of a mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
Common/collective trusts are valued using a NAV. The NAV of a common/collective trust is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

Separately managed accounts are valued based on the fair values of the underlying securities, which are primarily valued using quoted market prices.
BNY Mellon Stable Value Portfolio includes fixed maturity synthetic and constant duration synthetic GICs, which consist primarily of underlying fixed income investments, commingled fixed income investments, and insurance wrap contracts. The fair values of the fixed income portfolios are the sum of the underlying assets’ market values. Both fixed maturity synthetic and constant duration synthetic GICs contain insurance wrap contracts, which guarantee benefit-responsive payments for participant-directed transactions at contract value. The fair value of a wrap contract is the present value of the wrap cost applying replacement fees less the present value of the wrap cost applying current contractual fees. Separate account GICs are stated at fair value, which is based on the market value of the assets of the underlying portfolio. Fair values of traditional GICs are determined by calculating the present value of all future cash flows of the contract. Short term investments represent a fund’s cash balance fair value equal to the face value of cash.
Investments in the Fidelity BrokerageLink and McKesson common stock are stated at quoted market prices.
The Plan invests in certain entities where the fair value is measured by NAV per share. There were no unfunded commitments, normal course of business restrictions, or other redemption restrictions for these investments. These investments are summarized below as of March 31 (in thousands):

	2015
	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$1,808,939	As needed	1-5 days
BNY Mellon Stable Value Portfolio:
Constant duration synthetic contracts	172,246	As needed	3-4 days
Cash and cash equivalents (STIF)	6,065	As needed	1 day
Separate account contracts	42,850	*	*
Total	$2,030,100

	2014
	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$1,370,090	As needed	1-5 days
BNY Mellon Stable Value Portfolio:
Constant duration synthetic contracts	170,833	As needed	3-4 days
Cash and cash equivalents (STIF)	4,376	As needed	1 day
Separate account contracts	41,811	*	*
Total	$1,587,110

* Participant-directed withdrawals are permitted as needed. Contract termination requires ten days notice for the New York Life contract and 30 days notice for the Voya Retirement Insurance & Annuity Company contract; during the year ended March 31, 2015, the Voya Retirement Insurance & Annuity Company contract replaced the ING Life & Annuity Company contract, which required 30 days notice for contract termination.

5. Federal Income Tax Status
On November 26, 2013, the Internal Revenue Service issued a favorable determination letter to the Plan indicating that, in its opinion, the terms of the Plan conform to the requirements of Section 401(a) of the Code. In addition, the Company and the Plan administrator believe that the Plan, in form and operation, complies with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of March 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
6. Plan Termination
The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts would immediately vest and each account would receive a distribution equal to the vested account balance.
7. Litigation
Accounting Litigation
Following the announcements by McKesson in April, May, and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), and were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Securities Litigation Action”). On January 12, 2005, McKesson announced that it had reached an agreement to settle the claims in the Consolidated Securities Litigation Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Securities Litigation Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Securities Litigation Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and adequate to the Plan participants who owned McKesson common stock during the Consolidated Securities Litigation Action class-holding period (the “Settlement Class”). On January 18, 2008, the trial judge gave his final approval to a settlement of the class action by the last remaining defendant, Bear Stearns. In consideration of obligations of Bear Stearns, McKesson paid $10 million to fund the Bear Stearns class settlement. The Bear Stearns settlement is final. On April 27, 2009, the court issued an order approving the distribution of the settlement funds. On October 2009, the Plan received approximately $119 million of the Consolidated Securities Litigation Action proceeds. Approximately $77 million of the proceeds was attributable to Unallocated Proceeds owned by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class holding period and not a contribution made by the Company to the Plan or ESOP. The receipt of the Unallocated Proceeds is reported as “Securities Litigation Settlement Proceeds” in the non-participant directed column within the Statement of Changes in Net Assets Available for Benefits. In accordance with the Plan terms, the Plan distributed the Unallocated Proceeds to the current Plan participants after the close of the Plan year in April 2010.
Approximately $42 million of the proceeds was attributable to the allocated shares (“Allocated Proceeds”) of McKesson common stock owned by the Settlement Class. The receipt of the Allocated Proceeds by the Plan is reported as “Securities Litigation Settlement Proceeds” in the participant-directed column within the Statement of Changes in Net Assets Available for Benefits. The portion of the settlement amount related to allocated shares was allocated to members of the Settlement Class on November 6, 2009. An account was established in the Plan for each member of the Settlement Class to hold such allocation and invest it in accordance with their current investment elections in effect. For participants without a current investment election, their account was invested in the Plan’s default investment fund, an age appropriate Vanguard Target Retirement Fund. Participants are permitted to take a distribution of such allocated amount in accordance with the terms of the Plan. In October 2011, the Plan received and allocated $1 million to participant-directed accounts.
In October 2013, the Plan received and allocated to participant-directed accounts an additional $1,120,000 in residual settlement proceeds. There were no settlement proceeds received by the Plan during the year ended March 31, 2015.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Concluded)

8. Exempt Related Party Transactions
At March 31, 2015 and 2014, respectively, the Plan held approximately 4,964,000 and 5,393,000 common shares of McKesson Corporation, the Plan Sponsor, with a cost basis of $250,730,000 and $235,492,000. The shares were held within the Plan’s Employer and Employee Stock Funds. At March 31, 2015 and 2014, the Allocated Employer Stock Fund held approximately 3,678,000 and 4,154,000 common shares, respectively. At March 31, 2015 and 2014, the Employee Stock Fund held approximately 1,286,000 and 1,239,000 common shares, respectively. These transactions qualify as exempt party-in-interest transactions.
McKesson declared dividends of $0.96 and $0.92 per share during the years ended March 31, 2015 and 2014, respectively. During the years ended March 31, 2015 and 2014, the Employer Stock Fund recognized dividend income from McKesson common shares of $3,733,000 and $4,068,000, respectively. During the years ended March 31, 2015 and 2014, the Employee Stock Fund recognized dividend income from McKesson common shares of $1,217,000 and $1,124,000, respectively.

Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Generally, investment options (other than mutual funds and publicly offered securities) may qualify as party-in-interest transactions if the issuer, investment manager, or trustee of the investment option is a plan fiduciary or service provider. Fees for investment management services are allocated to the participants with balances in those funds. In the Plan year ended March 31, 2015, Fidelity revised its fee structure to include a quarterly flat fee assessment per Plan participant.
9. Subsequent Event
In June 2015, McKesson sold its Care Management business, which has subsequently been renamed AxisPoint Health. On July 1, 2015, in connection with the divestiture, participants' assets of $14,642,000 were transferred out of the Plan and into the AxisPoint Health 401(k) Plan.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits at March 31, 2015 and 2014 to the Form 5500 (in thousands):
Statements of Net Assets Available for Benefits:

	2015	2014
Net assets available for benefits per the financial statements	$4,197,646	$3,591,576
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,011	3,348
Net assets available for benefits per the Form 5500	$4,203,657	$3,594,924
Statements of Changes in Net Assets Available for Benefits:

	2015	2014
Increase in net assets per the financial statements	$606,070	$707,103
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,663	(4,935)
Net increase in net assets available for benefits per the Form 5500	$608,733	$702,168

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2015

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
*MCKESSON EMPLOYER STOCK FUND (allocated)	$133,179,334	3,677,777	$831,913,157
*MCKESSON EMPLOYEE STOCK FUND	117,550,965	1,286,047	294,796,891
			1,126,710,048

*PSIP INTERNATIONAL	148,410,356	13,525,200	145,873,426
*SSGA BOND INDEX	115,832,200	5,234,038	136,683,842
*SSGA S&P 500 INDEX	265,491,793	12,363,343	471,335,307
*VANGUARD TARGET INCOME	25,958,937	701,126	26,397,406
*VANGUARD TARGET 2010	22,455,102	576,974	22,836,612
*VANGUARD TARGET 2015	77,963,660	1,899,760	79,371,966
*VANGUARD TARGET 2020	171,079,090	4,012,565	174,386,078
*VANGUARD TARGET 2025	186,629,912	4,257,534	190,098,880
*VANGUARD TARGET 2030	182,254,083	4,039,564	185,456,362
*VANGUARD TARGET 2035	154,229,426	3,329,206	156,872,187
*VANGUARD TARGET 2040	109,838,527	2,331,559	111,565,109
*VANGUARD TARGET 2045	60,635,672	1,286,742	61,583,491
*VANGUARD TARGET 2050	31,970,780	677,934	32,479,813
*VANGUARD TARGET 2055	10,002,120	212,131	10,156,823
*VANGUARD TARGET 2060	3,783,795	133,385	3,841,479
			1,808,938,781

*DODGE & COX LARGE CAP VALUE PORTFOLIO
ADT CORP	2,077,354	53,500	2,221,320
AEGON NV (NY REGD) NY REG SH	1,588,755	284,700	2,257,671
AOL INC	1,050,136	35,000	1,386,350
APACHE CORP	6,733,129	88,100	5,315,073
BAKER HUGHES INC	3,443,568	75,000	4,768,500
BANK OF AMERICA CORPORATION	5,053,507	443,000	6,817,770
BANK OF NEW YORK MELLON CORP	5,212,119	187,500	7,545,000
BB&T CORP	2,200,328	80,400	3,134,796
CADENCE DESIGN SYSTEMS INC	311,328	45,000	829,800
CAPITAL ONE FINANCIAL CORP	5,232,821	130,000	10,246,600
CARMAX INC	380,780	20,500	1,414,705
CELANESE CORP SER A	2,080,475	46,400	2,591,904
CHEVRON CORP	3,416,019	37,357	3,921,738
CIGNA CORP	1,937,345	28,000	3,624,320
CISCO SYSTEMS INC	2,266,252	85,000	2,339,625
COACH INC	2,578,358	50,000	2,071,500
COMCAST CORP CL A	2,559,322	127,435	7,196,254
CORNING INC	2,176,838	160,000	3,628,800
DANAHER CORP	2,709,951	33,000	2,801,700
DISH NETWORK CORP A	906,333	31,400	2,199,884
EBAY INC	3,321,520	74,000	4,268,320
EMC CORP	3,048,754	120,000	3,067,200
EXPRESS SCRIPTS HLDG CO	4,814,553	65,000	5,640,050
FEDEX CORP	2,901,552	36,700	6,072,015
GENERAL ELECTRIC CO	2,359,872	109,800	2,724,138
GLAXOSMITHKLINE PLC SPONS ADR	2,516,549	54,400	2,510,560
GOLDMAN SACHS GROUP INC	4,104,952	34,100	6,409,777
GOOGLE INC CL A	1,295,442	3,600	1,996,920
GOOGLE INC CL C	4,247,163	9,000	4,932,000
HEWLETT-PACKARD CO	9,042,687	322,500	10,049,100

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
JPMORGAN CHASE & CO	3,557,443	73,500	4,452,630
JUNIPER NETWORKS INC	1,447,285	67,100	1,515,118
LIBERTY INTERACTIVE CORP CL A	632,059	68,500	1,999,515
MAXIM INTEGRATED PRODUCTS	1,637,552	71,500	2,488,915
MEDTRONIC PLC	2,619,400	35,000	2,729,650
MERCK & CO INC NEW	2,194,782	70,700	4,063,836
METLIFE INC	3,600,888	85,000	4,296,750
MICROSOFT CORP	6,382,770	230,500	9,370,978
NATIONAL OILWELL VARCO INC	2,425,371	35,900	1,794,641
NETAPP INC	3,223,348	95,000	3,368,700
NEWS CORP NEW CL A	191,991	32,025	512,720
NOKIA CORP SPON ADR	682,285	118,700	899,746
NOVARTIS AG SPON ADR	5,880,774	97,500	9,614,475
NOW INC	259,745	8,975	194,219
NVR INC	368,928	500	664,330
PFIZER INC	2,661,381	137,500	4,783,625
PHILIPS NV (KON) (NY REG) NEW	1,118,065	55,000	1,558,700
SANOFI SPON ADR	4,862,032	123,000	6,081,120
SCHLUMBERGER LTD	6,208,747	90,000	7,509,600
SCHWAB CHARLES CORP	4,228,676	262,400	7,987,456
SPRINT CORP	1,799,691	336,043	1,592,844
SSBK STIF FUND	2,389,693	2,389,693	2,389,693
SUNTRUST BANKS INC	1,011,278	49,800	2,046,282
SYMANTEC CORP	4,241,730	234,500	5,479,093
SYNOPSYS INC	1,479,295	57,000	2,640,240
TARGET CORP	3,066,630	51,200	4,201,984
TE CONNECTIVITY LTD	1,843,774	66,300	4,748,406
TIME INC	493,124	28,654	642,996
TIME WARNER CABLE	3,798,313	54,400	8,153,472
TIME WARNER INC	3,358,471	106,000	8,950,640
TWENTY FIRST CENTURY FOX INC-A	1,675,986	135,900	4,598,856
TYCO INTERNATIONAL PLC	2,701,297	70,800	3,048,648
UNITEDHEALTH GROUP INC	3,351,547	45,500	5,382,195
WAL MART STORES INC	5,969,222	90,000	7,402,500
WEATHERFORD INTERNATIONAL PLC	1,630,830	116,200	1,429,260
WELLS FARGO & CO	8,431,630	202,000	10,988,800
SETTLEMENT ADJUSTMENTS			632,190
*PSIP LG CAP GROWTH PORTFOLIO
ADOBE SYSTEMS INC	1,749,686	28,908	2,137,458
AFFILIATED MANAGERS GRP INC	740,313	3,744	804,136
ALEXION PHARMACEUTICALS INC	1,977,313	14,564	2,523,941
ALLIANCE DATA SYSTEMS CORP	1,059,225	4,079	1,208,404
AMAZON.COM INC	3,934,748	13,367	4,973,861
AMERISOURCEBERGEN CORP	1,655,218	26,116	2,968,606
AMPHENOL CORPORATION CL A	3,055,789	77,141	4,545,919
ANSYS INC	1,423,398	17,976	1,585,303
APPLE INC	7,831,348	91,563	11,393,184
ARM HOLDINGS PLC SPON ADR	205,489	4,793	236,295
ASML HLDG NV (NY REG SHS) NEW	1,789,736	24,677	2,493,117
AVAGO TECHNOLOGIES LTD	1,857,688	26,339	3,344,526
BAIDU INC SPON ADR	1,174,436	6,652	1,386,277
BIOGEN INC	1,364,310	6,983	2,948,502

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
BIOMARIN PHARMACEUTICAL INC	1,111,602	8,960	1,116,595
BLACKROCK INC	1,116,196	3,805	1,392,021
BRISTOL-MYERS SQUIBB CO	1,926,086	32,278	2,081,931
CABOT OIL & GAS CORP	1,640,403	46,791	1,381,738
CELGENE CORP	2,857,713	45,198	5,210,425
CHIPOTLE MEXICAN GRILL INC	1,537,707	2,693	1,751,904
COGNIZANT TECH SOLUTIONS CL A	1,743,459	40,628	2,534,781
COLFAX CORP	1,564,870	32,514	1,551,893
COLGATE-PALMOLIVE CO	955,678	16,480	1,142,723
COMCAST CORP CL A	2,868,181	68,001	3,840,016
CONSTELLATION BRANDS INC CL A	469,226	4,140	481,109
COSTCO WHOLESALE CORP	3,155,460	30,239	4,581,057
CVS HEALTH CORP	1,424,596	21,512	2,220,254
DANAHER CORP	2,232,377	35,209	2,989,244
DAVITA HEALTHCARE PARTNERS INC	1,915,034	32,124	2,611,039
DELPHI AUTOMOTIVE PLC	1,382,601	24,355	1,942,068
DELTA AIR INC	1,948,457	65,730	2,955,221
ECOLAB INC	2,992,272	34,182	3,909,737
ESTEE LAUDER COS INC CL A	2,242,172	34,544	2,872,679
EXPRESS SCRIPTS HLDG CO	2,843,243	46,877	4,067,517
FACEBOOK INC A	6,174,564	118,212	9,718,800
FASTENAL CO	2,351,153	51,603	2,138,170
FMC TECHNOLOGIES INC	2,233,866	42,828	1,585,064
GENPACT LTD	1,535,911	89,903	2,090,245
GILEAD SCIENCES INC	3,601,526	61,763	6,060,803
GOOGLE INC CL A	1,179,434	2,812	1,559,816
GOOGLE INC CL C	4,320,408	10,202	5,590,696
HOME DEPOT INC	4,050,201	57,028	6,478,951
HONEYWELL INTL INC	2,216,895	28,036	2,924,435
ILLUMINA INC	984,798	7,839	1,455,232
INCYTE CORP	978,493	10,620	973,429
INTUITIVE SURGICAL INC	2,834,927	6,327	3,195,325
KANSAS CITY SOUTHERN	1,787,025	16,424	1,676,562
KEURIG GREEN MOUNTAIN INC	823,769	9,394	1,049,592
LIBERTY GLOBAL PLC CL C	1,424,808	36,644	1,825,238
LINKEDIN CORP CL A	1,502,225	7,526	1,880,446
LYONDELLBASELL INDS CLASS A	1,617,102	24,106	2,116,507
MARATHON PETROLEUM CORP	682,377	7,847	803,454
MASTERCARD INC CL A	3,256,663	60,611	5,236,184
MEAD JOHNSON NUTRITION CO	2,251,222	29,494	2,965,032
MICHAEL KORS HOLDINGS LTD	1,051,894	16,683	1,096,907
MICRON TECHNOLOGY INC	850,416	30,340	823,124
MONSANTO CO	83,100	784	88,231
MONSTER BEVERAGE CORP	1,076,997	7,680	1,062,874
MOODYS CORP	1,390,291	22,501	2,335,604
NATIONAL INSTRUMENT CORP	1,298,168	41,780	1,338,631
NETFLIX INC	894,825	2,785	1,160,482
NETSUITE INC	1,113,036	12,585	1,167,385
NXP SEMICONDUCTORS NV	2,697,509	31,384	3,149,698
PIONEER NATURAL RESOURCES CO	1,820,229	9,221	1,507,726
PPG INDUSTRIES INC	1,422,022	9,178	2,070,006
PRICELINE GROUP INC	1,540,715	1,851	2,154,842

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
REGENERON PHARMACEUTICALS INC	2,705,630	10,825	4,887,271
ROPER INDUSTRIES INC	803,747	5,484	943,248
SALESFORCE.COM INC	3,429,269	74,187	4,956,433
SCHLUMBERGER LTD	1,904,873	23,975	2,000,474
SCHWAB CHARLES CORP	2,423,695	123,665	3,764,363
SHERWIN WILLIAMS CO	2,342,881	13,425	3,819,413
SPLUNK INC	514,531	6,324	374,381
SSBK GOVT STIF FUND	8,386,273	8,386,273	8,386,273
STARBUCKS CORP	3,765,063	62,187	5,889,109
STERICYCLE INC	2,408,727	22,794	3,200,961
TD AMERITRADE HOLDING CORP	1,547,378	49,648	1,849,884
TESLA MOTORS INC	1,839,304	9,944	1,877,129
TIME WARNER INC	1,201,570	19,859	1,676,894
TRIPADVISOR INC	2,058,271	28,153	2,341,485
TWENTY FIRST CENTURY FOX INC-A	2,065,148	55,770	1,887,257
UNION PACIFIC CORP	1,917,324	25,955	2,811,186
VALEANT PHARMACEUTICALS (USA)	2,310,551	23,085	4,585,143
VERTEX PHARMACEUTICALS INC	2,929,922	29,525	3,483,064
VISA INC CL A	5,621,879	127,468	8,337,682
WHIRLPOOL CORP	923,076	4,390	887,043
WHOLE FOODS MARKET INC	2,744,388	57,844	3,012,516
SETTLEMENT ADJUSTMENTS			4,525
*PSIP SMALL CAP GROWTH PORTFOLIO
ACADIA PHARMACEUTICALS INC	2,148,889	80,435	2,621,377
ADVISORY BOARD CO	3,404,041	69,410	3,698,165
AUSPEX PHARMACEUTICALS INC	1,268,434	20,652	2,070,776
BBH STIF FUND	4,268,137	4,268,137	4,268,137
BOFI HOLDING INC	4,506,778	57,043	5,307,281
CHUY'S HOLDINGS INC	1,249,197	41,557	936,279
DECKERS OUTDOOR CORP	733,493	9,183	669,165
DORMAN PRODUCTS INC	1,807,520	35,897	1,785,876
DRIL-QUIP INC	1,045,135	10,304	704,691
ENVESTNET INC	443,647	10,353	580,596
EPAM SYSTEMS INC	1,874,207	39,443	2,417,461
EVERCORE PARTNERS INC CL A	2,804,199	51,628	2,667,102
EXAMWORKS GROUP INC	3,247,823	103,278	4,298,430
FINANCIAL ENGINES INC	1,878,588	45,969	1,922,883
FIRSTSERVICE CORP	2,414,188	46,537	3,011,875
FLEETMATICS GROUP PLC	1,843,416	58,550	2,625,968
FRANCESCA'S HOLDINGS CORP	1,489,072	96,939	1,725,514
FRESH MARKET INC	1,453,771	41,497	1,686,438
GENTHERM INC	1,593,095	39,110	1,975,446
GEOSPACE TECHNOLOGIES CORP	283,880	5,597	92,406
GREENLIGHT CAPITAL RE LTD A	3,433,455	103,397	3,288,025
H&E EQUIPMENT SERVICES INC	250,184	10,077	251,824
HEICO CORP	963,067	18,119	1,106,527
IHS INC CL A	3,815,500	30,149	3,429,750
INCONTACT INC	2,151,843	241,971	2,637,484
INDEPENDENT BANK GROUP INC	810,283	18,550	721,781
INSULET CORP	2,963,742	83,621	2,788,760
IPG PHOTONICS CORP	793,114	12,282	1,138,541
LANDSTAR SYSTEM INC	2,528,676	38,734	2,568,064

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
MIDDLEBY CORP	2,414,499	29,634	3,041,930
NATURAL GAS SERVICES GROUP	907,358	30,391	584,115
NORD ANGLIA EDUCATION INC	1,696,694	86,863	1,973,527
ON DECK CAPITAL INC	99,325	3,632	77,325
PAYLOCITY HOLDING CORP	1,202,197	55,338	1,584,880
PUMA BIOTECHNOLOGY INC	2,305,807	15,610	3,685,677
REALPAGE INC	1,445,077	69,513	1,399,992
REXNORD CORP NEW	1,455,051	53,148	1,418,520
SIGNATURE BANK	5,548,610	46,079	5,970,917
SOLERA HOLDINGS INC	4,153,920	67,355	3,479,559
SPS COMMERCE INC	2,151,474	38,380	2,575,298
STANTEC INC	258,830	8,329	199,480
TEXTURA CORP	612,696	30,526	829,697
TRINET GROUP INC	1,809,992	67,408	2,374,784
ULTIMATE SOFTWARE GROUP INC	3,194,620	25,215	4,285,415
UNITED INS HLDGS CORP	1,010,031	46,773	1,052,393
VARONIS SYSTEMS INC	1,264,861	52,599	1,349,690
VERIFONE SYSTEMS INC	1,836,948	53,522	1,867,383
VIRTUS INVESTMENT PARTNERS	4,534,879	24,434	3,195,234
WAGEWORKS INC	1,043,888	25,498	1,359,808
WASTE CONNECTIONS INC	2,501,397	54,102	2,604,470
WAYFAIR INC	1,660,560	67,377	2,164,149
XPO LOGISTICS INC	1,710,703	62,981	2,863,746
SETTLEMENT ADJUSTMENTS			(769,088)
*FISHER SMALL CAP VALUE PORTFOLIO
AAR CORP	475,775	18,400	564,880
ACADIA RLTY TR REIT	539,189	29,225	1,019,368
AMERICAN EQY INVT LIFE HLD CO	1,048,088	50,100	1,459,413
ANIXTER INTL INC	557,093	9,793	745,541
ASPEN TECHNOLOGIES	1,380,351	37,646	1,448,995
ATLAS AIR WORLD	707,929	17,900	770,058
AVISTA CORP	354,241	16,584	566,841
BANCORPSOUTH INC	1,124,007	55,225	1,282,324
BBH STIF FUND	862,718	862,718	862,718
BEACON ROOFING SUPPLY INC	858,200	21,700	679,210
BIO RAD LABS CL A	531,743	5,212	704,558
BIOMED REALTY TRUST INC	554,101	28,900	654,874
BOSTON BEER COMPANY CL A	834,199	6,300	1,684,620
CABELAS INC	411,287	15,975	894,281
CAPITOL FED FINL (2ND STEP CV)	527,985	44,375	554,688
CHEMED CORP	1,186,010	11,800	1,408,920
CONMED CORP	924,552	22,200	1,120,878
CORPORATE OFFC PROPERTIES TR	501,498	12,751	374,624
DARLING INGREDIENTS INC	443,189	25,725	360,407
DOMINOS PIZZA INC	1,021,178	26,725	2,687,199
DRIL-QUIP INC	416,577	7,150	488,989
DUPONT FABROS TECH INC	588,392	22,650	740,202
EAST WEST BANCORP INC	825,811	37,941	1,535,093
EDUCATION REALTY TR INC	659,323	21,358	755,646
FEI COMPANY	530,307	20,096	1,534,129
FINISAR CORP	942,869	61,575	1,314,011
GLACIER BANCORP INC	613,597	39,273	987,716

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
GREENHILL & CO INC	1,299,580	22,285	883,600
HEARTLAND EXPRESS INC	797,636	39,000	926,640
HEARTLAND PAYMENT SYSTEMS IN	1,357,005	31,000	1,452,350
HEICO CORP	1,003,352	19,100	1,166,437
HELMERICH & PAYNE INC	278,449	6,608	449,807
HILL-ROM HOLDINGS INC	1,022,113	35,150	1,722,350
HUB GROUP INC CL A	1,142,284	27,900	1,096,191
IDACORP INC	432,424	12,148	763,745
INGREDION INC	499,438	11,709	911,194
INTEGRA LIFESCIENCES HLDS CORP	1,443,790	32,475	2,002,084
ISHRES TR RUSL 2000 VAL ETF	771,145	11,260	1,162,145
JANUS CAPITAL GROUP INC	885,843	85,084	1,462,594
JARDEN CORP	689,741	33,376	1,765,590
KANSAS CITY SOUTHERN	321,541	6,869	701,188
KATE SPADE & CO	636,251	41,963	1,401,145
LANDSTAR SYSTEM INC	493,280	7,000	464,100
MEREDITH CORP	658,864	17,225	960,638
MERITAGE HOMES CORP	984,936	23,600	1,147,904
MID AMERICA APT CMNTY INC	606,323	10,851	838,457
MSC INDUSTRIAL DIRECT CO CL A	415,129	7,400	534,280
MUELLER INDUSTRIES INC	311,914	22,964	829,689
NATUS MEDICAL INC	768,107	29,900	1,180,153
NCR CORP	476,361	22,500	663,975
NORTHWEST NATURAL GAS CO	176,037	3,787	181,587
NUVASIVE INC	868,498	29,300	1,347,507
OCEANEERING INTERNATIONAL INC	337,270	9,465	510,447
OUTERWALL INC	648,393	11,825	781,869
PACWEST BANCORP	1,242,264	37,067	1,738,072
PAREXEL INTERNATIONAL CORP	832,285	31,025	2,140,415
PEGASYSTEMS INC	893,125	68,719	1,494,638
PLEXUS CORP	647,344	17,777	724,768
PMC-SIERRA INC	1,138,179	168,565	1,564,283
POOL CORP	910,476	32,145	2,242,435
PRESTIGE BRANDS HOLDINGS INC	566,588	41,300	1,771,357
PRIMERICA INC	1,211,197	24,616	1,252,954
PRIVATEBANCORP INC	1,354,805	45,100	1,586,167
QORVO INC	726,734	41,990	3,346,603
REGAL-BELOIT CORP	535,527	8,878	709,530
RLJ LODGING TRUST	794,009	32,600	1,020,706
RYLAND GROUP INC	1,155,856	43,025	2,097,039
SCOTTS MIRACLE GRO CO CL A	1,035,014	21,847	1,467,463
SELECT MEDICAL HLDGS CORP	614,559	45,900	680,697
SOTHEBY'S	906,698	26,300	1,111,438
SOVRAN SELF STORAGE REIT	858,917	16,702	1,568,986
STERIS CORPORATION	1,011,417	27,394	1,924,976
STIFEL FINANCIAL CORP	1,360,893	38,975	2,172,856
SVB FINL GROUP	1,006,698	19,918	2,530,383
SWIFT TRANSPORTATION CO CL A	506,690	17,900	465,758
TELEDYNE TECHNOLOGIES INC	373,900	6,771	722,669
TEXAS CAPITAL BANCSHARES INC	1,013,031	24,515	1,192,655
TORO CO	394,686	13,837	970,250
TREEHOUSE FOODS INC	618,330	11,075	941,597

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
UMB FINANCIAL CORP	951,357	15,600	825,084
UMPQUA HOLDINGS CORP	1,110,936	63,400	1,089,212
VEECO INSTRUMENT	1,098,208	34,575	1,056,266
VERINT SYSTEMS INC	780,239	12,900	798,897
VISHAY INTERTECHNOLOGY INC	968,288	69,875	965,673
WADDELL & REED FINL INC CL A	966,451	29,782	1,475,400
WEBSTER FINANCIAL	1,076,212	49,469	1,832,826
WESTAMERICA BANCORPORATION	863,200	15,721	679,304
WINTRUST FINANCIAL CORP	1,234,948	29,400	1,401,792
WRIGHT MED GROUP INC	694,316	31,800	820,440
SETTLEMENT ADJUSTMENTS			(478,088)
			732,215,792

*BNY MELLON STABLE VALUE PORTFOLIO:
*FIDELITY MANAGEMENT TRUST COMPANY (STIF)	6,065,216	0.01%	6,065,216
*AMERICAN GENERAL LIFE 1635583	24,780,596	1.35%	24,963,017
*METROPOLITAN GAC 32872	4,034,167	1.08%	4,037,197
*NEW YORK LIFE GA 29029	21,299,128	2.27%	21,891,626
*PACIFIC LIFE G-27306.01	50,378,966	2.63%	52,171,224
*PRUDENTIAL GA 62189	52,051,218	2.60%	53,891,103
*RGA RGA00042	20,612,997	2.40%	21,200,394
*TRANSAMERICA PREMIER LIFE MDA01116TR	44,127,650	2.10%	44,983,019
*VOYA RETIREMENT INSURANCE & ANNUITY CO 060345	20,800,050	1.40%	20,957,847
			250,160,643

*FIDELITY BROKERAGELINK	200,746,584	73,467,888	224,959,984

*Outstanding loan balances, maturing 2015-2032 (6,050 loans, interest rates from 4.25% to 10.50%)	47,983,946		47,983,946
Total			$4,190,969,194
* Party-in-interest as defined under ERISA

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Dated: September 21, 2015	/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer

Dated: September 21, 2015	/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources